UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File Number 001-36728

CUSIP Number 000899104

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ADMA BIOLOGICS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

465 State Route 17

Address of Principal Executive Office (Street and Number)

Ramsey, New Jersey 07446

City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ADMA Biologics, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”) within the prescribed time period without unreasonable effort or expense. As disclosed on its Current Report on Form 8-K filed on October 9, 2024, the Company’s previous independent registered public accounting firm resigned effective as of the filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024. The Company engaged KPMG LLP as its new independent registered public accounting firm effective as of the filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, which was filed on November 7, 2024.  The Company requires additional time to test and document the Company’s controls associated with its use of and reliance upon certain third-party service providers and to complete its assessment of the effectiveness of internal control over financial reporting as of December 31, 2024. As a result of the foregoing, KPMG LLP, the Company’s independent registered public accounting firm, has not yet completed its audit procedures, and plans to do so upon the Company’s completion of the aforementioned tasks.

The Company currently expects to file its 2024 Form 10-K within the fifteenth calendar day extension provided by Rule 12b-25 (i.e., on or before March 18, 2025).

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties, including statements regarding the Company’s expected date of filing the 2024 Form 10-K and any changes in the results of operations set forth in the earnings release issued March 3, 2025 as compared to the 2024 Form 10-K. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the completion of matters necessary to permit the filing of the 2024 Form 10-K. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adam S. Grossman	(201)	478-5552
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ADMA BIOLOGICS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 3, 2025	By:	/s/ Adam S. Grossman
Adam S. Grossman President and Chief Executive Officer

Attachment

Below is a comparison of the Company’s unaudited consolidated statements of operations for the three months ended December 31, 2024 and 2023 and the Company’s unaudited consolidated statements of operations for the year ended December 31, 2024 and audited consolidated statements of operations for the year ended December 31, 2023.

The Company does not expect any significant changes in the results of operations from the earnings release furnished to the Securities and Exchange Commission on the Company’s Current Report on Form 8-K filed on March 3, 2025.

	Three Months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
	(In thousands, except share and per share data)
	(Unaudited)		(Unaudited)

REVENUES	$117,549	$73,904	$426,454	$258,215
Cost of product revenue	54,216	42,817	206,901	169,273
Gross profit	63,333	31,087	219,553	88,942

OPERATING EXPENSES:
Research and development	391	445	1,813	3,300
Plasma center operating expenses	1,277	685	4,245	4,266
Amortization of intangible assets	25	187	388	724
Selling, general and administrative	23,317	15,535	74,124	59,020
Total operating expenses	25,010	16,852	80,570	67,310

INCOME (LOSS) FROM OPERATIONS	38,323	14,235	138,983	21,632

OTHER INCOME (EXPENSE):
Interest income	598	612	2,097	1,617
Interest expense	(2,879)	(6,215)	(13,930)	(25,027)
Loss on extinguishment of debt	(1,243)	(26,174)	(1,243)	(26,174)
Other expense	(86)	(101)	(193)	(287)
Other expense, net	(3,610)	(31,878)	(13,269)	(49,871)

INCOME (LOSS) BEFORE INCOME TAXES	34,713	(17,643)	125,714	(28,239)

Provision for income taxes	(77,183)	-	(71,959)	-

NET INCOME (LOSS)	$111,896	$(17,643)	$197,673	$(28,239)

BASIC EARNINGS (LOSS) PER COMMON SHARE	$0.47	$(0.08)	$0.85	$(0.13)
DILUTED EARNINGS (LOSS) PER COMMON SHARE	$0.46	$(0.08)	$0.81	$(0.13)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	236,433,759	225,968,387	233,084,236	223,977,315
Diluted	245,900,655	225,968,387	243,342,466	223,977,315